UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SYCAMORE NETWORKS, INC.
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

871206405
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871206 40 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gururaj Deshpande Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORT- ING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,840 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,840 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,840 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (❒) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW ❒ 0.0%
12	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

Sycamore Networks, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

220 Mill Road
Chelmsford, Massachusetts 01824

Item 2(a).	Name of Persons Filing:

Gururaj Deshpande Grantor Retained Annuity Trust (the "Trust")

Item 2(b).	Address of Principal Business Office or, if None, Residence:

11 Fairway Drive
Andover, Massachusetts 01810

Item 2(c).	Citizenship:

The Trust was organized in the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

871206 40 5

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned:

The Trust beneficially owns an aggregate of 3,840 shares of the outstanding Common Stock.  The shares of Common Stock reported herein as beneficially owned by the Trust do not include any shares of Common Stock beneficially owned by the trustee of the Trust in the trustee's individual capacity or otherwise (except for such shares beneficially owned by the trustee solely by virtue of the trustee's status as trustee of the Trust).

(b) Percent of class:

The shares of Common Stock beneficially owned in the aggregate by the Trust represent approximately 0.0% of such class.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

The Trust does not have the sole power to vote or direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

The Trust shares power to vote or to direct the vote of 3,840 shares of Common Stock with the trustee of the Trust.

(iii) Sole power to dispose or to direct the disposition of:

The Trust does not have the sole power to dispose or direct the disposition of any shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

The Trust shares power to vote or to direct the vote of 3,840 shares of Common Stock with the trustee of the Trust.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 11, 2011

GURURAJ DESHPANDE GRANTOR
RETAINED ANNUITY TRUST

By:   /s/ Jaishree Deshpande
      Name:  Jaishree Deshpande
      Title:    Trustee